082-00913

Sainsbury's

RECEIVED

2009 APR -2 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 25 March 2009

09045748

Dear Sir

J Sainsbury Announces: Fourth Quarter Trading Statement for 11 weeks to 21 March 2009.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 25th March 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

SUPPL

Enc

J Sainsbury plc

RECEIVED
2009 APR -2 A 8:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 March 2009

Fourth Quarter Trading Statement for 11 weeks to 21 March 2009

Strong performance in final quarter of the year

Highlights

- **Total sales for fourth quarter up 3.4 per cent (6.8 per cent excluding fuel) (1)**
- **Like-for-like sales for fourth quarter up 2.7 per cent (6.2 per cent excluding fuel) (1)**
- **Like-for-like sales for the second half up 3.4 per cent (5.3 per cent excluding fuel) (1)**
- **Increased customer numbers and basket growth**

Justin King, chief executive, said: "We've delivered a strong performance in the final quarter of the year with like-for-like sales, excluding fuel, up 6.2 per cent. Adjusting for the negative impact of the change in the rate of VAT, like-for-like sales growth in the quarter, excluding fuel, was 7.0 per cent (2). Second half like-for-like sales, excluding fuel, grew by 5.3 per cent (1) with full year like-for-like sales, excluding fuel, increasing by 4.5 per cent (1). These sales reflect the strength and resilience of the Sainsbury's brand as we have continued to develop our offer to help customers get the best value from their household budgets.

"Our work on providing universal customer appeal through continued investment in price, quality and a broader product range has been well received and is evident in the sales announced today. We are serving more customers with more items as both transactions and basket size have increased year-on-year. We have also maintained our high performance levels in key customer metrics, such as product availability and service. Our price perception metric recorded the biggest improvement of the measurements we track on a regular basis. As customers increasingly compare and contrast the value offered by different supermarkets, they see they can get both great products and fair prices in Sainsbury's stores.

"We are seeing some significant changes in the mix of products customers are choosing to buy. Our 'Switch and Save' campaign in January focused on our entry price point range 'basics', sales of which are up over 60 per cent year-on-year. But while customers are looking to economise they are increasingly concerned about ethical issues. We have worked hard to provide this in our delivery of universal appeal. In January we doubled our range of higher welfare pork and all our own-brand pork sausages, including 'basics', are made from British meat. In February we became the first major retailer to stop selling eggs laid by battery hens and we have recently expanded the choice of higher welfare chicken with the launch of our new Freedom Food range.

"In February we launched our fifth Sainsbury's Active Kids programme and our participation in Red Nose Day on 13 March contributed an estimated 0.3 per cent to sales growth in the quarter. Customers and colleagues helped us donate over £10 million to Comic Relief. We are the charity's largest corporate partner having donated over £40 million in the last ten years and during the week of Red Nose Day over 19 million customers shopped with us, our highest number of weekly transactions outside of Christmas.

"Non-food sales continue to grow strongly. We have grown our market share in clothing with Tu clothing now available in 290 stores and have accelerated the roll out of the Tu Home range. Our online home shopping service continued to perform well with sales growth of over 20 per cent in the quarter (1).

"During the quarter we opened one and extended two supermarkets and opened two new convenience stores. We also completed the sale and leaseback of a further mature store for £48 million. As announced on 4 March 2009, we have agreed the acquisition of 24 stores from the Co-operative Group which are an excellent addition to our portfolio being mainly in the west of England, Wales and Scotland where we are less well represented. An extra 500,000 customers will now have a Sainsbury's store within a ten minute drive and we are also pleased to welcome 1,400 new colleagues to Sainsbury's.

"We expect the current economic environment to remain challenging but our focus on delivering universal appeal through great products at fair prices means we are well positioned to continue our good progress."

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 7295

Notes

(1) Sales growth has been Easter-adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week in the first quarter. 2007/08 included a Good Friday trading week in the first and fourth quarter and one Easter Sunday trading week in the first quarter.
Sales results for the 2008/09 year (* Easter-adjusted):

2008/09	Q1*	Q2	H1*	Q3	Q4*	H2*	FY*
Sales growth including fuel (%)							
Total	8.1	8.4	8.3	4.8	3.4	4.2	6.3
Lfl	7.3	7.5	7.4	3.9	2.7	3.4	5.5
Sales growth excluding fuel (%)							
Total	4.5	5.3	5.0	5.3	6.8	6.0	5.5
Lfl	3.4	4.3	3.9	4.5	6.2	5.3	4.5

Statutory sales growth for the 2008/09 year is 5.6 per cent including fuel (4.7 per cent excluding fuel).

(2) Sainsbury's reports like-for-like sales growth on sales including VAT. The change in the rate of VAT from 1 December 2008 reduces like-for-like sales growth by 80bps for the fourth quarter. Going forward we expect that like-for-like sales excluding fuel each quarter will be negatively impacted by approximately 70-90bps until 30 November 2009.

(3) Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am GMT on 25 March 2009. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 27 March 2009.

(5) Sainsbury's will announce its preliminary results for the 52 weeks ending 21 March 2009 on 13 May 2009.

(6) Store investment programme 2008/09:

2008/09	Q1	Q2	Q3	Q4	Total
Supermarkets					
New	4	2	6	1	**13**
Replacements	(1)	-	(1)	-	**(2)**
Extensions	2	11	6	2	**21**
Refurbishments	9	2	1	1	**13**
Convenience					
New	1	5	8	2	**16**
Closed	(1)	-	-	-	**(1)**
Disposals	(22)	(26)	(9)	-	**(57)**
Refurbishments	-	-	3	1	**4**